UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 11, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure:  ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING

2012
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NOTICE OF ANNUAL
GENERAL MEETING

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest
priority on safe and healthy practices and systems of work.
We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can
make to our business success. We are honest with ourselves
and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt
from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and
undertake to deliver on our commitments.
We are focused on delivering results and we do what we
say we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in which we
operate will be better off for AngloGold Ashanti
having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and
climate risks.
MISSION
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
VALUES
OUR
VISION
TO BE THE LEADING MINING COMPANY

CONTENTS
SCOPE OF ANGLOGOLD
ASHANTI ANNUAL REPORTS
2012
NOTICE OF ANNUAL
GENERAL MEETING

ANNEXURE 1 –
REMUNERATION POLICY

IMPORTANT NOTES ABOUT
THE ANNUAL GENERAL
MEETING
ADMINISTRATIVE
INFORMATION
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management. For a discussion of such risk factors, refer to the section titled “Risk factors related to
AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the 2012 suite of annual reports, or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold
Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
03
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(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or “the company”)
Reports printed in South Africa were printed on Triple Green Silk 115gsm. A local double coated, high-white, wood-free coated art paper produced by Sappi at the
Stanger Mill in South Africa. ISO 9001 and 14001 certiﬁcation. PEFC, Sustainable
Forest Initiative, FSC and CoC standards compliant. Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the ﬁbrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.
Download
the full Online
Sustainability
Report 2012
2012
{
ONLINE
SUSTAINABILITY
REPORT
Download the full
Mineral Resource
and Ore Reserve
Report 2012
2012
{
MINERAL RESOURCE
AND ORE RESERVE
REPORT
Download the
full Sustainability
Report 2012
2012
{
SUSTAINABILITY
REPORT
Our primary platform for
reporting is our online report at
www.aga-reports.com
Online report
Download the full
Annual Integrated
Report 2012
2012
{
ANNUAL
INTEGRATED
REPORT
Download the full
Annual Financial
Statements 2012
2012
{
ANNUAL
FINANCIAL
STATEMENTS

SCOPE OF ANGLOGOLD ASHANTI ANNUAL
REPORTS 2012
This Notice of Annual General Meeting has been approved by
the AngloGold Ashanti board of directors and was signed on
their behalf by Mr TT Mboweni, Chairman on 19 March 2013.
This document does not provide a holistic assessment of the
group’s business, performance, risks or prospects. It should be read in conjunction with the suite of reports that make up the company’s Annual Report 2012. These are:
The Annual Integrated Report, the primary document in
the suite of reports which has been produced in line with the recommendations of the King Code of Governance for South
Africa, 2009 (King III) and the Listings Requirements of the
Johannesburg Stock Exchange (JSE Listings Requirements),
the home of our primary listing. We have taken cognisance
of local and international recommendations on integrated
reporting in developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the future – containing operational, ﬁnancial and non-
ﬁnancial information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.
The Annual Financial Statements, which has been prepared
in accordance with: the International Financial Reporting
Standards (IFRS); the South African Companies Act, 71 of
2008 (as amended); and the JSE Listings Requirements. This
report is submitted to the JSE in South Africa, as well as the
London, New York, Ghana and Australian stock exchanges
on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.
The Sustainability Report, which provides insight into our
approach to sustainability, and objectives, strategy and
performance. This global report focuses on those sustainability issues that we have determined to be most important to us
and to our stakeholders. This report is available online and, on request, as a printed report.
The Online Sustainability Report, which provides a more
comprehensive view of our business, has been produced
in accordance with the Global Reporting Initiative’s (GRI)
3.0 guidelines, as well as GRI’s Mining and Metals Sector
Supplement, the Sustainable Development Framework of
the International Council on Metals and Mining (ICMM), the
principles of the United Nations Global Compact (UNGC) and
the Extractive Industries Reporting Initiative (EITI). This report is available online.
The Mineral Resource and Ore Reserve Report, which
records our Mineral Resource and Ore Reserve in accordance
with the South African Code for Reporting of Exploration
Results, Mineral Resources and Mineral Reserves (The
SAMREC Code, 2007 edition), and the Australasian Code
for Reporting of Exploration Results, Mineral Resources and
Ore Reserves (The JORC Code, 2004 edition). This report has
been prepared and reviewed with consent by the Competent
Persons as deﬁned in terms of these codes.
The Operational Proﬁles, which provide detailed ﬁnancial and non-ﬁnancial information on each of our operations and projects.
These will be made available online at www.aga-reports.com,
and will be downloadable in a pdf format.
Unless otherwise stated, $ or dollar refers to US dollars. For terminology used refer to the glossary of terms at www.aga-
reports.com.
All these reports and documents are available on AngloGold
Ashanti’s online corporate report website,www.aga-reports.com.
Shareholders wishing to receive a printed copy of all or some of these reports at no cost, may request these from the share registrars whose contact details are shown on the inside back cover, or from the company’s registered address, or website at
www.anglogoldashanti.com.
REPORT OF THE INDEPENDENT AUDITORS
Ernst & Young Inc. have audited the ﬁnancial statements for
the 2012 ﬁnancial year which comprise the statements of
ﬁnancial position, the income statements, the statements
of comprehensive income, statements of cash ﬂows and
statements of changes in equity and summarised notes to the
ﬁnancial statements. The individual auditor assigned to perform the audit is Mr L Tomlinson. Their unmodiﬁed audit report is available for inspection at the company’s registered ofﬁce.
This Notice of Annual General Meeting gives
notice of the 69th annual general meeting of
shareholders of AngloGold Ashanti Limited to
be held on Monday, 13 May 2013, at 11:00
(South African time).
2012 NOTICE OF ANNUAL GENERAL MEETING

}

REGISTERED AND CORPORATE OFFICE
76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
(PO Box 62117, Marshalltown, 2107).
Important information regarding attendance
at the annual general meeting
IDENTIFICATION
In terms of section 63(1) of the Companies Act, No 71 of
2008 (as amended) (“the Companies Act”), before any person
may attend or participate in the annual general meeting, that person must present reasonably satisfactory identiﬁcation and the person presiding at the annual general meeting must be
reasonably satisﬁed that the right of the person to participate and vote at the annual general meeting, either as a shareholder, or as a proxy for a shareholder, has been reasonably veriﬁed.
Forms of identiﬁcation include the presentation of a valid identity document, driver’s licence or passport.
RECORD DATES, VOTING AND PROXIES
The Board of Directors of the company (“board”) have
determined, in accordance with sections 59(1)(a) and (b) of the
Companies Act, that:
•
the record date for the purposes of receiving notice of
the annual general meeting (being the date on which a
shareholder must be registered in the company’s register of
shareholders in order to participate in and vote at the annual general meeting), shall be the close of business on Thursday,
28 March 2013; and
•
the record date for the purposes of participating in and
voting at the annual general meeting (being the date on
which a shareholder must be registered in the company’s
register of shareholders in order to participate in and vote at the annual general meeting) shall be the close of business on
Friday, 3 May 2013 (“Record Date”).
A.
If you have dematerialised your shares
without “own name” registration
•
Voting at the annual general meeting
• If you have not been contacted by your CSDP or
broker, it would be advisable for you to contact your
CSDP/broker and furnish them with your voting
instructions.
• If your CSDP/broker does not obtain voting
instructions from you, they will vote in accordance with
the instructions contained in the agreement concluded
between you and your CSDP/broker.
• You must NOT complete the attached form of proxy.
•
Attendance and representation at the annual general
meeting
In accordance with the mandate between you and your
CSDP/broker, you must advise your CSDP/broker if you
wish to attend the annual general meeting in person,
or if you wish to send a proxy to represent you at the
annual general meeting. Your CSDP/broker will issue the
necessary letter of representation to you or your proxy to
attend the annual general meeting.
B.
If you have not dematerialised your shares
or have dematerialised your shares with
“own name” registration:
•
Voting, attendance and representation at the annual
general meeting
• You may attend, speak and vote at the annual general
meeting in person.
• Alternatively, you may appoint one or more proxies
to represent you at the annual general meeting by
completing the attached form of proxy in accordance
with the instructions it contains. A proxy need not be
a shareholder of the company. It is requested that the
form be lodged with or posted to the share registrars
to be received no later than 11:00 (South African time)
on Thursday, 9 May 2013.
C. Lodging of voting instruction forms:
•
Duly completed CDI voting instruction forms must be
received by the share registrars in Perth, Australia, by
11:00 (Perth time) on Tuesday, 7 May 2013.
•
Duly completed DI voting instruction forms must be
received by the Depositary in Bristol, England, by 11:00
(UK time) on Tuesday, 7 May 2013.
•
In accordance with the AngloGold Ashanti Ghanaian
Depositary Shares (“GhDSs”) Agreement dated 26 April
2004, the Ghanaian Depositary will mail all appropriate
notices, together with a voting instruction form, to
NOTICE OF ANNUAL GENERAL MEETING
This document is important and requires your
immediate attention
{

NOTICE OF ANNUAL GENERAL MEETING continued
holders of GhDSs who have elected to receive same.
Holders of GhDSs may direct the Depositary, via the
voting instruction form, to vote on their behalf in the
manner such holders may direct. Duly completed GhDS
voting instruction forms must be received by the share
registrars in Ghana by 11:00 (Accra time) on Tuesday,
7 May 2013.
ELECTRONIC PARTICIPATION
In compliance with the provisions of the Companies Act,
AngloGold Ashanti intends to offer shareholders reasonable
access, through electronic facilities, to participate in the annual general meeting by means of a conference call facility.
Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and are invited to indicate their intention to make use of this facility by making application, in writing (including details as to how the shareholder or
representative can be contacted) to the share registrars at
the address set out on the inside back cover of this Notice of
Meeting. The application is to be received by the share registrars at least ten business days prior to the date of the annual general meeting, namely Thursday, 25 April 2013. The share registrars will, by way of e-mail, provide information enabling participation to those shareholders who have made application. Given the
company’s listings in a range of jurisdictions, voting will not be possible via the electronic facility and shareholders wishing to exercise their voting rights at the annual general meeting are required to be represented at the meeting either in person,
by proxy or by letter of representation, as or in the notice of meeting.
Included in this document are the following:
•
The notice of annual general meeting setting out the
resolutions to be proposed at the meeting, together with
explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose a map indicating
the location of the annual general meeting is included) or to vote by proxy.
•
A proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti
ordinary shares in certiﬁcated form or in dematerialised form with “own name” registration.
•
A CDI voting instruction form for completion, signature and
submission by holders of Chess Depositary Interests (CDIs)
trading on the Australian Securities Exchange.
•
A DI voting instruction form for completion, signature and
submission by holders of CREST Depositary Interests (DIs)
trading on the London Stock Exchange.
•
A GhDS voting instruction form for completion, signature
and submission by holders of Ghanaian Depositary Shares
(GhDSs).
NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the 69th annual general meeting of shareholders of AngloGold Ashanti will be held in The Auditorium,
AngloGold Ashanti Limited, 76 Jeppe Street, Newtown,
Johannesburg, South Africa, on Monday, 13 May 2013, at
11:00 (South African time), to consider and, if deemed ﬁt,
pass, with or without modiﬁcation, the ordinary and special
resolutions set out below and to deal with such other business as may be lawfully dealt with at the meeting.
1. Presentation to shareholders of:
•
the consolidated annual ﬁnancial statements of the
company and its subsidiaries for the year ended
31 December 2012
•
directors’ report
•
external auditors’ report
•
audit committee chairman’s report
•
social, ethics and transformation committee
chairperson’s report
The Annual Integrated Report 2012 is included with this
notice of annual general meeting.
2. Ordinary resolution number 1
Re-appointment of Ernst & Young Inc. as auditors
of the company
“Resolved as an ordinary resolution that Ernst & Young
Inc. be and are hereby appointed as the auditors of the
company from the conclusion of the annual general meeting
at which this resolution is passed, until the conclusion of
the next annual general meeting of the company.”
The reason for proposing ordinary resolution number 1 is
to re-appoint Ernst & Young Inc., which retires as independent auditor of the company at the conclusion of this annual
general meeting, as the independent auditor of the company,
until the conclusion of the next annual general meeting
of the company, in compliance with section 90 of the
Companies Act.
3. Ordinary resolution number 2
Election of Mr MJ Kirkwood as a director
“Resolved that Mr MJ Kirkwood, who was appointed by
the board and retires in terms of the memorandum of
incorporation of the company and is eligible and available
for election, is elected as a director of the company.”
The reason for proposing ordinary resolution number 2 is
that Mr MJ Kirkwood, having been appointed by the board
as a director of the company since the previous annual
general meeting, holds ofﬁce only until this annual general
meeting.
2012 NOTICE OF ANNUAL GENERAL MEETING

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Michael Kirkwood joined the board of AngloGold Ashanti
on 1 June 2012 and is a member of the Nominations,
Investment, Remuneration, Audit and Corporate Governance
and Social, Ethics and Transformation committees. He is
a highly experienced and respected former international
banker, having worked at the highest levels of Citigroup
during his 30 year career with the bank. He is currently
chairman of Circle Holdings PLC, sits on the boards of UK
Financial Investments Ltd and Eros International plc, and is
Senior Advisor (former Chairman) of Ondra Partners LLP.
4. Ordinary resolution number 3
Election of Mr AM O’Neill as a director
“Resolved that Mr AM O’Neill, who was appointed by
the board and retires in terms of the memorandum of
incorporation of the company and is eligible and available
for election, is elected as a director of the company.”
The reason for proposing ordinary resolution number 3 is
that Mr AM O’Neill, having been appointed by the board as
a director since the previous annual general meeting, holds
ofﬁce only until this annual general meeting.
Tony O’Neill joined AngloGold Ashanti in July 2008
as Executive Vice President – Business and Technical
Development, having consulted to the company prior to this
on its asset portfolio strategy. He is a mining engineer with an MBA from the University of Melbourne. His extensive
career in mining, predominantly in the gold sector, has
spanned almost 35 years, including his previous role as
executive in charge of operations at Newcrest Mining and
before that as the executive in charge of the gold business
of Western Mining Corporation. Tony is a recognised global
business and technical expert in the mining industry. He
has led the strategy development and delivery of signiﬁcant
turnarounds in large, complex and geographically diverse
mining businesses; capitalising on his deep understanding
of the resources sector, its inputs, and conditions for
success. As Executive Vice President – Business and
Technical Development for AngloGold Ashanti, Tony has
had full accountability for a wide global portfolio ranging
from exploration, innovation and improvement, strategy,
mergers and acquisitions, asset management, business
knowledge and information technology, supply chain and
safety and environment.
5. Ordinary resolution number 4
Re-election of Mr S Venkatakrishnan (Venkat) as a
director
“Resolved that Mr S Venkatakrishnan, who retires by
rotation in terms of the memorandum of incorporation of
the company and is eligible and available for re-election, is re-elected as a director of the company.”
The reason for proposing ordinary resolution number 4 is
that Mr S Venkatakrishnan retires by rotation as a director
at the annual general meeting and offers himself for
re-election.
Venkat joined AngloGold Ashanti on 1 July 2004,
having been Chief Financial Ofﬁcer at Ashanti Goldﬁelds
Company Limited (Ashanti) until that company’s merger
with AngloGold Limited in May 2004. He was appointed to
the board on 1 August 2005, is a member of the Executive,
Risk and Information Integrity and Investment committees
and is also invited to attend meetings of the Audit and
Corporate Governance and Remuneration committees.
Venkat has extensive ﬁnancial experience, having been a
director in the reorganisation services division of Deloitte &
Touche in London prior to joining Ashanti in 2000. Venkat
is a member of the audit committee of the World Gold
Council and has recently been appointed to the Financial
Reporting Investigation Panel, and advisory panel of the
JSE. Venkat led the team that eliminated a 12Moz hedge
book at an attractive average price, generating signiﬁcant
value for the company. He was also the key executive
behind rebuilding the balance sheet through a series
of successful and innovative ﬁnancings that included
debt, convertible debt and equity. His efforts to secure
an international investment grade rating for AngloGold
Ashanti and then to successfully defend that rating after
a wave of industrial unrest in South Africa, has helped
AngloGold Ashanti retain a competitive cost of capital. As
the lead executive of all M&A activity, he has successfully
negotiated a series of acquisitions and disposals, including the $1bn sale of the Boddington stake to Newmont and
the sale of Tau Lekoa to Simmer & Jack.
6. Ordinary resolution number 5
Appointment of Prof LW Nkuhlu as a member of
the Audit and Corporate Governance Committee
of the company
“Resolved that Prof LW Nkuhlu is appointed as a member
of the Audit and Corporate Governance Committee, from
the conclusion of the annual general meeting at which this
resolution is passed until the conclusion of the next annual general meeting of the company.”
Wiseman Nkuhlu, BCom, CA (SA), MBA (New York
University), was ﬁrst appointed to the board on
4 August 2006 and resigned on 30 April 2009. He was
reappointed to the board on 1 June 2009. He is chairman
of the Audit and Corporate Governance Committee
and also serves as a member of the Financial Analysis,
Investment, Nominations, Risk and Information Integrity,
Safety, Health and Sustainable Development, Social,
Ethics and Transformation, Party Political Donations and
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NOTICE OF ANNUAL GENERAL MEETING continued
Remuneration committees. Prof Nkuhlu, a respected
South African academic, educationist, professional and
business leader, served as Economic Adviser to the
former President of South Africa, Mr Thabo Mbeki, and as
Chief Executive of the Secretariat of the New Partnership
for Africa’s Development (NEPAD) from 2000 to 2005.
From 1989 to 2000, he served as a director of a number
of major South African companies, including Standard
Bank, South African Breweries, Old Mutual, Tongaat
Hulett, BMW and JCI. Prof Nkuhlu was President of the
South African Institute of Chartered Accountants from
1998 to 2000, and Principal and Vice Chancellor of the
University of Transkei from 1987 to 1991. He was elected
President of the Geneva-based International Organization
of Employers (IOE) in May 2008 for a period of two years.
He is currently a member of the board of Datatec Limited,
Rothschild SA and The Ethics Institute of South Africa.
He serves on the Audit and Risk Committee of Datatec
Limited and is a trustee of the International Financial
Reporting Standards Foundation.
7. Ordinary resolution number 6
Appointment of Mr MJ Kirkwood as a member of
the Audit and Corporate Governance Committee
of the company
“Resolved, subject to the approval of ordinary resolution
number 2, that Mr MJ Kirkwood is appointed as a member
of the Audit and Corporate Governance Committee, from
the conclusion of the annual general meeting at which this
resolution is passed until the conclusion of the next annual general meeting of the company.”
Mr Kirkwood’s curriculum vitae is disclosed in relation to
ordinary resolution number 2.
8. Ordinary resolution number 7
Appointment of Mr R Gasant as a member of the
Audit and Corporate Governance Committee of
the company
“Resolved that, Mr R Gasant is appointed as a member
of the Audit and Corporate Governance Committee from
the conclusion of the annual general meeting at which this
resolution is passed until the conclusion of the next annual general meeting of the company.”
Rhidwaan Gasant, CA(SA), was appointed to the board
of AngloGold Ashanti on 12 August 2010 and is chairman
of the Risk and Information Integrity Committee, and
a member of the Audit and Corporate Governance,
Nominations and Financial Analysis committees. He is the
former Chief Executive Ofﬁcer of Energy Africa Limited
and sits on the board of international companies in the
MTN Group. He is currently chief executive ofﬁcer of Rapid
African Energy Holdings, a start-up oil and gas exploration
company, focused on Africa.
9. Ordinary resolution number 8
Appointment of Mrs NP January-Bardill as a
member of the Audit and Corporate Governance
Committee of the company
“Resolved that Mrs NP January-Bardill is appointed as a
member of the Audit and Corporate Governance Committee
from the conclusion of the annual general meeting at which
this resolution is passed until the conclusion of the next
annual general meeting of the company.”
Nozipho January-Bardill, BA (Education) and MA (Applied
Linguistics), was appointed to the board of AngloGold
Ashanti on 1 October 2011. She is chairperson of the
Social, Ethics and Transformation Committee and a
member of the Audit and Corporate Governance, Safety,
Health and Sustainable Development, Nominations,
Transformation and Human Resources Development
and Party Political Donations committees. She retired
from MTN Group where she served as Executive
Director, Corporate Affairs and Spokesperson and
served on the boards of a number of operations in
the MTN footprint. She is a former South African
Ambassador to Switzerland, Lichtenstein and the Holy
See, and a former Deputy Director General, Human
Capital Management, and Head of the Foreign Service
Institute in the then Department of Foreign Affairs, now
Department of International Relations and Cooperation
(DIRCO). She is currently the founder and Executive
Director of Bardill & Associates, a consulting company
focusing on Strategic Communications, High Level
Government Relations and Stakeholder Management.
She also serves on the boards of Credit Suisse
Securities, Johannesburg, Multi Motion Fuels (Pty) Ltd
and the Health and Welfare SETA which she chairs. She
was reappointed a member of the United Nations Expert
Committee on the Elimination of Racial Discrimination,
Xenophobia and Related Intolerances for the four-
year period from 2012 – 2016 (previously from 2000
to 2008).
Ordinary resolutions numbers 5, 6, 7 and 8 are proposed to
appoint members of the Audit and Corporate Governance
Committee (“Audit Committee”) in accordance with the
guidelines of King lll and the requirements of the Companies
Act. In terms of the aforementioned requirements, the
Audit Committee should be comprised of a minimum of
2012 NOTICE OF ANNUAL GENERAL MEETING

}

three members, all of whom must be independent non-
executive directors of the company and membership of
the Audit Committee may not include the chairman of the
board. Furthermore, in terms of the Regulations under
the Companies Act, at least one-third of the members
of the Audit Committee at any particular time must have
academic qualiﬁcations, or experience, in economics, law,
corporate governance, ﬁnance, accounting, commerce,
industry, public affairs or human resource management.
Mindful of the aforegoing, the Nominations Committee
recommended to the AngloGold Ashanti board of
directors that the aforementioned persons be members of
the Audit Committee and the board has approved such
recommendations.
In terms of the requirements of the US Sarbanes-Oxley
Act, the board is required to identify a ﬁnancial expert from within its ranks for appointment to the Audit Committee.
The board has resolved that Prof Nkuhlu is the board’s
designated ﬁnancial expert on the Audit Committee.
10. Ordinary resolution number 9
General authority to directors to allot and issue
ordinary shares
“Resolved that, subject to the provisions of the Companies
Act and the JSE Listings Requirements, from time to
time, the directors of the company are, as a general
authority and approval, authorised to allot and issue, for
such purposes and on such terms as they may, in their
discretion determine, ordinary shares in the authorised but
unissued share capital of the company, up to a maximum
of 5% of the number of ordinary shares in issue from time
to time.”
The reason for proposing ordinary resolution number 9 is
to seek a general authority and approval for the directors
to allot and issue ordinary shares, up to a maximum of 5%
of the ordinary shares of the company in issue from time to
time, in order to enable the company to take advantage of
business opportunities which might arise in the future.
11. Ordinary resolution number 10
General authority to directors to issue for cash,
those ordinary shares which the directors are
authorised to allot and issue in terms of ordinary
resolution number 9
“Resolved that, subject to ordinary resolution number 9
being passed, the directors of the company are authorised,
in accordance with the JSE Listings Requirements, to allot
and issue for cash, on such terms and conditions as they
may deem ﬁt, all or any of the ordinary shares (“ordinary
shares”) in the authorised but unissued share capital of the company which they shall have been authorised to allot
and issue in terms of ordinary resolution number 9, subject
to the following conditions:
•
this authority shall be limited to a maximum number of
5% of the number of ordinary shares in the issued share
capital of the company from time to time;
•
this authority shall only be valid until the next annual
general meeting of the company but shall not extend
beyond 15 months;
•
a paid press announcement giving full details, including
the impact on net asset value and earnings per share
of the company, shall be published after any issue
representing, on a cumulative basis within one ﬁnancial
year, 5% of the number of ordinary shares in issue prior
to the issue concerned;
•
in determining the price at which an issue of ordinary
shares for cash will be made in terms of this authority,
the maximum discount permitted shall be 10% of the
weighted average traded price of the ordinary shares
on the JSE Limited (adjusted for any dividend declared
but not yet paid or for any capitalisation award made
to shareholders), measured over the 30 business days
prior to the date that the price of the issue is agreed
between the company and the party subscribing for
the shares;
•
any issues of ordinary shares under this authority shall
be made only to a public shareholder as deﬁned in the
JSE Listings Requirements.”
The reason for proposing ordinary resolution number 10
is that the directors consider it advantageous to have
the authority to issue ordinary shares for cash in order to
enable the company to take advantage of any business
opportunity which might arise in the future.
It should be noted that this authority relates only to those ordinary shares which the directors are authorised to allot
and issue in terms of ordinary resolution number 9 and is not intended to (nor does it) grant the directors authority to issue ordinary shares for cash over and above, and in addition
to, the ordinary shares which the directors are authorised
to allot and issue in terms of ordinary resolution number 9, when ordinary shares are issued for such purposes and on
such terms as the directors may deem ﬁt.
In terms of the JSE Listings Requirements, a 75% majority
of the votes cast by shareholders present in person or
represented by proxy at the annual general meeting is
required for the approval of ordinary resolution number 10.
{

NOTICE OF ANNUAL GENERAL MEETING continued
12. Advisory endorsement
Advisory endorsement of the AngloGold Ashanti
remuneration policy
“To endorse, through a non-binding advisory vote, the
remuneration policy of the company as set out below
(excluding the remuneration of non-executive directors
for their services as directors and members of the board
or statutory committees) in terms of the King Report on
Governance for South Africa 2009.”
The group remuneration policy is set out as Annexure 1 of
this document, of which this notice forms part.
13. Special resolution number 1
Increase in non-executive directors’ remuneration
for their service as directors (“directors’ fees” or
“fees”)
Rational for the proposed fee increases
At the 2010 annual general meeting held in May 2011,
shareholders approved special resolution number 1
(“Increase in non-executive directors’ fees”) wherein it was recommended that the fees paid to non-executive directors
be adjusted over a three-year period (commencing 2011),
to accord with international best practice and to better
align comparable reward across all directors, while at
the same time taking into account, where necessary, the
particular market dynamics of the jurisdictions from which
directors are recruited.
Following on from special resolution number 1 of the
2010 annual general meeting, at the 2011 annual general
meeting held on 10 May 2012, shareholders approved
Special Resolution 1 (“Increase in non-executive directors’
fees”) wherein it was committed to closing the gap and
aligning the fees to the 25th percentile of the global
market in 2013. It was recommended that the alignment
of board fees for non-executive directors residing in
South Africa and elsewhere in Africa be achieved in
roughly two equal steps, comprising increases of up
to 40% in 2012 and again in 2013 for standing board
meetings. However, fees for board sub-committee
meetings were applied according to market rates for
each committee across the peer comparator group.
As noted, in 2011 shareholders approved this shift in
the non-executive director’s fees, to be undertaken over
a three-year period, with the initial adjustments being
made in 2011 and 2012.
In assessing adjustments to be made to directors’ fees
in 2013, the company once again commissioned an
independent compensation survey of non-executive
director fees in the local and international mining industry.
This research was conducted by Global Remuneration
Solutions (Pty) Ltd (“GRS”) and Mercer LLC. GRS conducts
compensation and beneﬁt surveys across 27 sub-Saharan
African countries, while its strategic alliance partner,
Mercer, is a leading global provider of human resources
and related ﬁnancial advice. The comparator group of
mining companies used in the analysis included Anglo
American plc, Barrick Gold Corporation, Freeport, Gold
Fields Limited, Goldcorp, Kinross Gold Corporation, Mondi,
Newmont Mining Corporation, SAB Miller Plc, Sasol Ltd and
Xstrata plc. In the context of the South African legislative requirements in terms of King III and the Companies Act,
the GRS/Mercer bespoke survey was further enhanced by
use of a non-executive survey with a South African focus,
compiled by PricewaterhouseCoopers.
The gap between the global benchmark (25th percentile)
and the current fee structure still remains especially for
the African directors. It is therefore proposed that the ﬁnal increase of up to 40% be applied for the standing board
meetings while fee increases for board subcommittee
meeting will vary according to the market rates applied to
each committee across the peer comparator group and in
cases where fees for sub-committees are already in line with the market, no increase will be applied. Fee increases for the chairman of the board, whose compensation is aligned with
the international benchmark is proposed at 6.5%.
“Resolved that, in terms of the Companies Act, and
pursuant to the company’s memorandum of incorporation,
the remuneration, payable quarterly in arrear, to the non-
executive directors of the company, be increased with
effect from 1 June 2013 on the basis set out in sections
1.1, 1.2, 1.3, 2.1 and 2.2 which follow:
2012 NOTICE OF ANNUAL GENERAL MEETING

}

1.1 Non-executive directors’ board fees for six board meetings per annum
1.1 Board meeting – retainer
Current fee per annum
US$
Maximum increased fee
per annum
US$
1.1.1
Chairman
251,325
267,661
1.1.2
African directors
57,762
80,868
1.1.3
Other than African directors
69,000
80,868
The fees payable in terms of 1.1 above will be in proportion to the period during which the ofﬁce of the director or chairman, as the case may be, has been held during the year. The non-executive directors have elected to apply the full adjusted increase only from the
ﬁnal quarter of 2013. From June until October 2013, 19% will apply only to African non-executive directors; the other directors will not receive an increase until the ﬁnal quarter of 2013.
1.2 Allowance for attendance by non-executive directors at additional board meetings
Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:
1.2 Board meeting - retainer
Current fee per meeting
US$
Maximum increased fee
per meeting
US$
1.2.1
Chairman
12,894
12,894
1.2.2
African directors
3,465
3,465
1.2.3
Other than African directors
3,465
3,465
1.3 Travel allowance to be paid to non-executive directors who travel to attend board meetings
Each non-executive director who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors who attend board meetings is as follows:
1.3 Board meeting - retainer
Current travel allowance
US$
Increased travel allowance
US$
1.3.1
African directors
7,800
8,073
1.3.2
Other than African directors
9,152
9,472
{

NOTICE OF ANNUAL GENERAL MEETING continued
14. Special resolution number 2
Increase in non-executive directors’ fees for board committees and statutory committee meetings
Shareholders are referred to the rationale for the proposed fee increases set out under special resolution number 1.
“Resolved that the fees, payable quarterly in arrears, to the non-executive directors of the company for serving on committees of the board and statutory committees, be increased with effect from 1 June 2013 on the basis set out as follows:
2.1 Board committees and statutory committee fees payable to non-executive directors
The fee paid to each non-executive director in respect of such director’s membership of a committee of the board or statutory committee will be increased with effect from 1 June 2013 on the basis set out below:
2.1
Board committees and statutory
committee meetings
Current fee per annum
US$
Maximum increased fee
per annum
US$
Audit and Corporate Governance Committee
2.1.1 Chairman 30,000 32,500
2.1.2 Members – African 21,393 21,393
2.1.3 Members – Other than African 27,847 27,847
Remuneration and Human Resources Committee
2.1.4 Chairman 26,000 29,511
2.1.5 Members – African 17,730 17,730
2.1.6 Members – Other than African 22,000 22,000
Other committees (Investment; Safety, Health and
Environment; Nominations; Risk and Information Integrity;
Social Ethics and Transformation; Financial Analysis;
Political Party Donations and such other committees of
the board or committees required by statute or regulation
that may be established from time to time)
2.1.7 Chairman – South African 20,601 21,886
2.1.8 Chairman – Other than African 27,500 27,500
2.1.9 Members – African 17,432 17,432
2.1.10    Members – Other than African
22,000 22,000
2.2 Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board and statutory committees which meet on an ad hoc basis
Each non-executive director will be entitled to an allowance for each board committee and statutory committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the ﬁnancial analysis committee, the party political donations committee, the nominations committee and any special purpose committee established by the board or required by statutes or regulation as follows:
2.2
Board committees and statutory
and special purpose committee meetings
Current fee per annum
US$
Increased fee per annum
US$
2.2.1 African 3,465 3,465
2.2.2 Other than African 3,465 3,465
2012 NOTICE OF ANNUAL GENERAL MEETING

}

The reason for proposing special resolutions numbers 1 and
2 and the effect of these special resolutions, if passed and becoming effective, is to ensure that the remuneration of non-
executive directors remains competitive in order to enable the company to attract and retain persons of the calibre required in order to make meaningful contributions to the company given
the current changes underway, ensuring that the future global spread and growth aspirations are not compromised.
The Remuneration Committee recommends for approval by
shareholders, the fees for the Chairman detailed in special
resolution number 1, while the Chairman, together with
the Chief Executive Ofﬁcers recommend for approval by
shareholders, the fees for the non-executive directors, detailed in special resolutions numbers 1 and 2.
In light of all these factors, the proposed revised remuneration structure set out in special resolutions numbers 1 and 2 is
considered to be fair and reasonable and in the best interests of the company.
Executive directors do not receive payment of directors’ fees.
The Chairman and non-executive directors have undertaken
not to cast any votes in respect of special resolutions numbers
1 and 2, and the company will disregard the votes cast by:
•
the Chairman and non-executive directors; and
•
an associate of that person or group of persons stated above in respect of special resolutions numbers 1 and 2.
However, the company will not disregard a vote if it is cast by:
•
a person as a proxy for a person who is entitled to vote in
accordance with the directions on the form of proxy; or
•
the person chairing the annual general meeting as a proxy
of a person who is entitled to vote in accordance with a
direction on the form of proxy to vote as the proxy decides in respect of special resolutions numbers 1 and 2.
15. Special resolution number 3
Acquisition of the company’s own shares
“Resolved that the acquisition by the company or by any of the company’s subsidiaries from time to time, of ordinary shares issued by the company, in accordance with the Companies Act
and the JSE Listings Requirements, is hereby authorised by
way of a general approval, provided that:
•
any such acquisition of shares shall be effected through the order book operated by the JSE Limited trading system or
on the open market of any other stock exchange on which
the shares are or may be listed, subject to the approval of
the JSE Limited and of the relevant other stock exchange, as necessary, in either event without any prior understanding or arrangement between the company and the counterparty;
•
this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of
passing of this resolution, whichever period is shorter;
•
shares issued by the company may not be acquired at a
price greater than 10% above the weighted average market
price of the company’s shares for the ﬁve business days
immediately preceding the date of the acquisition being
effected;
•
the company only appoints one agent to effect any
acquisitions on its behalf;
•
the board of the company has resolved to authorise the
acquisition, that the company and its subsidiaries will
satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the ﬁnancial position of the group;
•
the company may not, in any one ﬁnancial year, acquire in
excess of 5% of the company’s issued ordinary share capital
as at the date of passing of this resolution;
•
an announcement containing details of such acquisitions
will be published as soon as the company and/or the
subsidiaries, collectively, shall have acquired ordinary
shares issued by the company constituting, on a cumulative
basis, not less than 3% of the number of ordinary shares in
the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will
be published in respect of each subsequent acquisition by
either the company and/or by the subsidiaries, collectively, of ordinary shares issued by the company, constituting,
on a cumulative basis, not less than 3% of the number of
ordinary shares in the company in issue as at the date of
this approval;
•
the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as deﬁned in the JSE Listings Requirements;
•
the company’s subsidiaries shall not be entitled to acquire
ordinary shares issued by the company if the acquisition
of shares will result in them holding, on a cumulative basis, more than 10% of the number of ordinary shares in issue in
the company; and
•
no voting rights attached to the shares acquired by the
company’s subsidiaries may be exercised while the shares
are held by them and they remain subsidiaries of the
company.”
{

NOTICE OF ANNUAL GENERAL MEETING continued
The reason for this special resolution is to grant a general authority for the acquisition of the company’s ordinary shares by the company, or by a subsidiary or subsidiaries of the company.
The effect of special resolution number 3, if passed and
becoming effective, will be to authorise the company or any
of its subsidiaries to acquire ordinary shares issued by the company on the JSE or any other stock exchange on which
the company’s shares are or may be listed.
The directors of AngloGold Ashanti believe that the company
should retain the ﬂexibility to take action if future acquisitions of its shares were considered desirable and in the best interests of the company and its shareholders and may also need to
acquire shares to settle its obligations to employees under the company’s share incentive schemes.
The directors will ensure at the time of the commencement
of any acquisitions of its shares, after considering the effect of acquisitions, up to the maximum limit, of the company’s
issued ordinary shares, that they are of the opinion that if such acquisitions were implemented:
•
the company and the group would be able in the ordinary
course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
•
the assets of the company and the group would be in excess
of the liabilities of the company and the group for a period of
12 months after the date of the notice issued in respect of
the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance
with the accounting policies used in the latest audited group annual ﬁnancial statements;
•
the ordinary capital and reserves of the company and the
group would be adequate for ordinary business purposes for
a period of 12 months after the date of the notice issued in respect of the annual general meeting; and
•
the working capital of the company and the group would be
adequate in the ordinary course of business for a period of
12 months after the date of the notice issued in respect of the annual general meeting.
The company will ensure that its sponsor provides the
necessary sponsor letter on the adequacy of the working
capital in terms of the JSE Listings Requirements prior to the commencement of any acquisitions of the company’s shares
on the open market.
In terms of section 11.26 of the JSE Listings Requirements,
the following information is disclosed either in this document or in the accompanying Annual Financial Statements 2012:
•
Directors and management – pages 91 to 96 of the Annual
Integrated Report 2012;
•
Major shareholders – page 200 in the Annual Financial
Statements 2012;
•
Material change statement – page 47 in the Annual Financial
Statements 2012;
•
Directors’ interest in securities – pages 41, 49 and 50 in the
Annual Financial Statements 2012; and
•
Share capital of the company – pages 39 to 42 in the Annual
Financial Statements 2012.
The company is not party to any legal or arbitration proceedings that are pending or threatened, of which it is aware, that may have or have had in the recent past, being at least the previous
12 months, a material effect on the group’s ﬁnancial position other than as disclosed in the Annual Financial Statements
2012. For the risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports”
which is available on AngloGold Ashanti’s online corporate
report website at www.aga-reports.com.
16. Special resolution number 4
Approval for the Company to grant ﬁnancial assistance
in terms of Sections 44 and 45 of the Companies Act.
“Resolved that, to the extent required by the Companies Act, the board of directors of the company may, subject to compliance with the requirements of the company’s memorandum of
incorporation, the Companies Act and the JSE Listings
Requirements, each as presently constituted and as amended
from time to time, authorise the company to provide direct or indirect ﬁnancial assistance including by way of loan, guarantee, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the company, for any
purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the company or a related or inter-
related company, or for the purchase of any securities of
the company or a related or inter-related company, for such
amounts and on such terms as the board may determine. This
authority will expire on the second anniversary of the date on which this special resolution is adopted.”
Notwithstanding the title of section 45 of the Companies Act, being “Loans or other ﬁnancial assistance to directors”, on an
2012 NOTICE OF ANNUAL GENERAL MEETING

}

interpretation thereof, the body of the section also applies to
ﬁnancial assistance provided by a company to any related or
inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.
Further, section 44 of the Companies Act may also apply to the
ﬁnancial assistance so provided by a company to any related
or inter-related company or corporation, a member of a related or inter-related corporation, or a person related to any such company, corporation or member, in the event that the ﬁnancial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company.
Both sections 44 and 45 of the Companies Act provide, inter
alia, that the particular ﬁnancial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous 2 (two) years, which approved such
assistance either for the speciﬁc recipient, or generally for a category of potential recipients, and the speciﬁc recipient falls within that category and the board of directors is satisﬁed
that: (i) immediately after providing the ﬁnancial assistance, the company would satisfy the solvency and liquidity test (as contemplated in the Companies Act); and (ii) the terms under which the ﬁnancial assistance is proposed to be given are fair and reasonable to the company.
As part of the normal conduct of the business of the company and its subsidiaries or associates (“AngloGold Ashanti Group”), the company, where necessary, usually provides guarantees
and other support undertakings to third parties on behalf of its local and foreign subsidiaries and joint ventures or partnerships in which the company or members of the AngloGold Ashanti
group have an interest. This is particularly so where funding is raised by the foreign subsidiaries of the company, whether by way of borrowings or the issue of bonds or otherwise, for the purposes of the conduct of their operations. Previously in terms of the company’s articles of association and the now repealed
Companies Act 61 of 1973, as amended, the company was
not precluded from providing the aforementioned ﬁnancial
assistance. The company would like the ability to provide
ﬁnancial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Companies Act.
Furthermore it may be necessary for the company to provide
ﬁnancial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or entity and/or to a person related to any such company or entity, to subscribe for options or securities of the company or another company
related or inter-related to it. Under the Companies Act, the company will however require the special resolution referred to above to be adopted. It is difﬁcult to foresee the exact details of ﬁnancial assistance that the company may be required to
provide over the upcoming months. It is essential however that the company is able to organise effectively its internal ﬁnancial administration. For these reasons it is necessary to obtain
the approval of shareholders as set out in special resolution number 4.
It should be noted that this resolution does not authorise
ﬁnancial assistance to a director or a prescribed ofﬁcer of the company or any company or person related to such a director
or prescribed ofﬁcer.
The directors collectively and individually accept full
responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make
any statement false or misleading and that all reasonable
enquiries to ascertain such facts have been made and that
this notice contains all information required by law and the JSE
Listings Requirements.
By order of the board
Ms ME Sanz Perez
Group General Counsel and Company Secretary
Registered and corporate ofﬁce
76 Jeppe Street, Newtown, Johannesburg 2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)
19 March 2013
{

This policy applies to all AngloGold Ashanti operations globally and sets out policies and parameters relating to the establishment and application of employee remuneration.
In determining an holistic approach to employee remuneration
AngloGold Ashanti takes into consideration:
•
its strategy and business objectives;
•
overall business performance and alignment to shareholder
interests;
•
the skills required and how we attract and retain these
employees to best deliver the objectives of AngloGold Ashanti;
•
the relevant labour markets in which we operate;
•
trade unions and the relationships and requirements we have
in negotiations to ensure that all employees are fairly treated;
•
ensuring that our employees share in the success of our
company; and
•
continuing to ensure that the correct governance frameworks
are applied to all decisions and practices around remuneration throughout AngloGold Ashanti.
In order to address the above considerations and to ensure that employees feel that they are equitably rewarded for their input
AngloGold Ashanti applies the following framework:
•
a pay curve designed according to the applicable Stratum
(grade) and Substratum;
•
pay for performance, differentiation in pay according to an
employee’s deliverables;
•
internal equity; and
•
market benchmarking using the AngloGold Ashanti principle
of positioning guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/ or
key technical skills paying higher than the median, typically targeting the 75th percentile.
The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government legislation.
1. Reward components
•
Base salary
Is ﬁxed compensation required to attract a given set of
skills, competencies and experience. The base salary
is used to determine other elements of compensation
and beneﬁts.
•
Short-term incentives (STI)
Short-term incentives form a key part of total
remuneration and all AngloGold Ashanti employees are
eligible to participate in an annual incentive bonus plan.
This is delivered either through the Bonus Share Plan
(BSP) or a production bonus scheme. The short term
incentive is performance based, and measured against
pre-determined objectives which depending on the
level and focus of the role are derived from company,
regional, operation/mine plus individual performance.
Short term cash incentives on the BSP are paid annually.
For employees in Stratum III and above (grandfathered
Stratum II employees continue to receive the beneﬁt) the
cash bonus is matched by 120% worth of BSP share
awards (150% for Executive Committee members).
The BSP share awards are the deferred element of the
STI and comprise fully paid shares that vest 50% after
one year and 50% after two years. Employees below
Stratum III participating in the BSP only receive the cash
portion of the STI.
In some instances, management level staff participate
in production bonuses (paid quarterly or at frequent
intervals). Where these bonuses are paid, employees
in Stratum III and above will receive an allocation of
BSP shares as though they were participating in the
BSP Scheme.
The BSP Scheme Rules were updated in 2013 as
described above but the allocations for previous years
remain on the previous BSP structure and performance
conditions (i.e. 100% matching with vesting at 40% in
year 1, 60% in year 2 and a 20% uplift if the shares are
retained for a full three year period).
•
Long-term incentives (LTI)
Long-term incentives are granted annually to employees
in Stratum IV Mid and above (with discretionary
allocations being approved for Stratum IV L participants,
where applicable). LTI grants comprise fully paid
restricted stock grants in AngloGold Ashanti shares
with typically a three-year vesting period. LTI grants are
subject to business performance and approval of the
Remuneration and Human Resources Committee of
the board. LTI eligible employees are those senior level
employees considered to contribute to the creation of
value as reﬂected by share price and are intended to
promote executive retention.
The levels of the award are based on the executives’
Stratum level. The maximum award for any ﬁnancial year
for any Executive is capped at 200% of base salary.
ANNEXURE 1 – REMUNERATION POLICY
2012 NOTICE OF ANNUAL GENERAL MEETING

}

The LTI grants allocated on an annual basis are therefore
typically:
•
Chief Executive Ofﬁcer:
160%- 200% of annual base salary
•
Chief Financial Ofﬁcer:
140%- 200% of annual base salary
•   Executive Committee members:
100%- 200% of annual base salary
•
Senior management:
80% of annual base salary
•   Other management (discretionary):
60% of annual base salary
•
Co-Investment Executive Share Plan
Executive Committee members are required to hold
a speciﬁed minimum number of shares in AngloGold
Ashanti. To assist them in meeting the Minimum
Shareholder Requirement (MSR) the Co-Investment
Plan (CIP) allows Executive Committee members to
invest 50% of their after-tax cash bonus in AngloGold
Ashanti shares, and the company will then match their
initial investment into the scheme at 150%, with vesting
over a two-year period in two equal tranches.
•
Employee beneﬁts and allowances
Other components of reward are detailed under
a separate AngloGold Ashanti policy document.
However, subject to local competitive practice and
legislation AngloGold Ashanti policy is to provide where
appropriate additional elements of compensation from
the following list:
• Retirement schemes
Full or partially matched (with employee) contributions
towards retirement savings.
• Medical and/or dental beneﬁts
Comprising either a percentage contribution,
reimbursement or company provided clinics and
health care providers.
• Life assurance
Comprising a ﬁxed amount or a multiple of base
salary.
• Disability insurance (short or long term)
Comprising an amount to partially replace lost
compensation during a period of medical incapacity
or disability
• Accidental death and dismemberment cover
Usually comprising a schedule of ﬁxed amounts or
multiples of salary.
• Relocation allowances
To enable an employee and their family to relocate
for business purposes from one location to another.
Allowances may be once only or extend over a
determined period of time and cover such expenses
as house sale and purchase, transportation of effects,
costs of living, rental expenses and school fees.
It is no longer AngloGold Ashanti practice to provide post
retirement beneﬁts i.e. medical care and life insurance to
retired employees. Existing plans have been or are in the
process of being closed to new entrants or converted to
employee paid plans.
Corporate human resources (HR) approval is required
prior to the creation of any new employee beneﬁt plan
and no new deﬁned beneﬁt pension or medical plans will
be granted approval.
2. Compensation structure
AngloGold Ashanti uses the Stratum structure to determine
the levels of work and the pay scales associated with those
levels of work.
The pay ranges cover each stratum or level in the location in which jobs are situated. Each Stratum is divided into an upper, middle and lower section and a pay range is constructed for
each. Determination of which Stratum a particular position is located is the subject of a separate policy.
Pay ranges represent the level of compensation paid
to similar positions in the market. The median (50th
percentile) of market comparators becomes the midpoint
of the AngloGold Ashanti range and the minimum and
maximum of the range is informed by the lower and upper
market quartile.
An individual promoted to a particular position entering
the appropriate range for that position typically receives a salary toward the minimum. Over time as they approach
full competency they move toward the midpoint through
annual salary awards (typically three-four years).
Increases above the midpoint will typically be lower as
performance expectations become higher. Individuals
approaching the maximum of their range would usually
be candidates for promotion or are considered to be
{

ANNEXURE 1 – REMUNERATION POLICY  continued
exceptionally competent and performing at a consistently
high level over long periods or have identiﬁed scarce skills.
Only in special circumstances of particularly scarce skills or experience shortages may an individual be compensated
beyond the maximum of the range.
An individual’s salary relative to the midpoint of the range for the position occupied is referred to as the compa-ratio.
Aggregated compa-ratios provide an indication of the
populations’ overall competitiveness.
For each pay range (i.e. each sub stratum level) a target
short term incentive applies to the range. This will normally be expressed in percentage form (of base salary) with a
midpoint level, a minimum and maximum.
For each applicable stratum (IV and above) a target LTI
grant will also apply. Target grant levels are informed by
market comparison and retention requirements and are set
by the Remuneration and Human Resources Committee
with approval from the board.
3. Competitive positioning
•
Market comparison
For salary benchmarking purposes the Stratum levels
are converted to the applicable market evaluation
system. For executive management the Mercer Survey
methodology known as international position evaluation
(IPE) is used for market benchmarking. For senior
management and below globally, benchmarking is
done using locally available reputable surveys including,
Remchannel (South Africa), Hay evaluation methodology
and others. The executive comparison which includes all
Executive Committee members and the selected global
roles from Stratum IV and V are benchmarked against a
select group of global competitors. These are listed in
Appendix 1.
Each component of remuneration (base salary, short
term incentives, long term incentives and beneﬁts) is
analysed and compared with the market information
and the overall package is reviewed accordingly. The
global market is used for the executive team and then
dependent on level and global reach the Stratum
V and IV employees are benchmarked against the
relevant global and/or local markets. Typically for
stratum III and below local benchmarking is done
for the employees. This benchmarking is typically
completed on an annual basis.
On the global benchmark survey, each executive’s role is
individually sized to ensure the best match possible. The
comparison is then done on the same or similar roles
irrespective of place of work (and includes a review of
purchasing power parity between countries).
For the Stratum III and below surveys the individual roles
are matched to the survey data and measured against
the local roles. The surveys must be done utilising
reputable survey houses that have a sufﬁcient spread
of participants (typically more than 10) with a robust job
matching and detailed validation process.
To determine competitive positioning in these surveys,
guaranteed salaries are compared with guaranteed
salaries paid for similar positions. STI targets are
compared with recently paid incentives, proﬁt sharing
or bonus payments made by the competitive market
place. LTI target grants are compared with those made
by the market. AngloGold Ashanti measures LTI values
on a grant present value basis using typically the Black
Scholes methodology.
4. Expatriate compensation
Being a global organisation with a requirement for specialist skills AngloGold Ashanti employs a skilled workforce
with members who are globally mobile to service the
organisation primarily in remote locations or areas where
the skill set is not available locally. The mobile workforce is tasked to develop and grow skills locally.
The mobile workforce is given expatriate beneﬁts including
housing, schooling, international medical aid, international pension funds (where appropriate) and home leave trips
in line with the nature of the assignment that they are on,
the duration and the location where they are based. Where
appropriate tax equalisation is done for base pay (exclusive of shares and other beneﬁts not agreed up front).
AngloGold Ashanti’s mobility policy is contained in a
separate policy document.
5. Retention
Retention is a key requirement for AngloGold Ashanti who
operates in a Global arena where fewer people are moving
into the mining industry and there is a limited talent supply.
A retention strategy is in place whereby AngloGold
Ashanti can pay up to one times base pay (two times is
the maximum) for identiﬁed retention risks that require
additional pay due to external offers or similar situations, delivered in cash (or shares where approved by the board)
over a period of 12 – 36 months to employees identiﬁed
as key skills who are identiﬁed retention risks. All retention payments are approved by the Executive Vice President
– People and Organisational Development and noted by
the Remuneration and Human Resources Committee.
Appendix 2 details the retention measures as approved
by the board and implemented for Executive Committee
members for 2013.
2012 NOTICE OF ANNUAL GENERAL MEETING

}

6. Minimum shareholder requirements
To ensure that executive and shareholder objectives are
aligned, a minimum shareholder requirement (MSR) applies
to all Executive Committee members on the following basis:
•
Within three years of appointment (or the introduction
of the rule in February 2013 for existing executives),
executive directors are required to accumulate
AngloGold Ashanti shares to the value of 100% of
net annual base salary, and within six years, they are
expected to hold the value of 200% of net annual base
salary in AngloGold Ashanti shares; and
•
Within three years of appointment (or the introduction of
the rule for existing executives), Executive Committee
members are required to accumulate AngloGold
Ashanti shares to the value of 75% of net annual base
salary and within six years they are expected to hold the
value of 150% of net annual base salary in AngloGold
Ashanti shares.
7. Governance
•
Budgeting compensation increases
As part of the business planning and operational
budgeting cycle, annual compensation increases
are budgeted for. The budgeted amount takes into
consideration the current average consumer price index
(CPI) as well as AngloGold Ashanti’s overall market
competitiveness and industry trends. Approval for
these increases is in line with the business planning and
budget cycle.
•
Remuneration and Human Resources Committee
AngloGold Ashanti’s Remuneration and Human
Resources Committee of the board discharges the
responsibilities of the board relating to all compensation,
including equity compensation of the company’s
executives. This committee establishes and administers
the company’s executive remuneration with the broad
objectives of:
• aligning executive remuneration with company
performance and shareholder interests;
• setting remuneration standards which attract, retain
and motivate a competent executive team;
• linking individual pay with operational and company
performance in relation to strategic objectives; and
• evaluating compensation of executives including
approval of salary, equity and incentive based awards.
•
Legislation
The Remuneration Policy is adhered to in line with
the AngloGold Ashanti policy and local government
legislation; where local legislation deviates from policy
the applicable legislation should be applied.
•
Approval
Any variation to the Remuneration Policy must be
approved by the Executive Vice President – People and
Organisational Development in line with Remuneration
and Human Resources Committee mandates and
should have sufﬁcient supporting documentation or
rational for the approval of the variation.
APPENDIX 1
Comparator benchmark companies
AngloGold Ashanti aligns executive compensation (typically for
Stratum IV and above) at total compensation (i.e. base salary, short-term incentive and long-term incentive) against the median compensation paid by the following companies (approved by
the Remuneration and Human Resources Committee):
Name
Country
Anglo American Plc
United Kingdom
AngloGold Ashanti Limited
South Africa
Barrick Gold Corporation
Canada
Freeport
United States
Goldcorp
Canada
Gold Fields Limited
South Africa
Kinross Gold Corporation
United States
Mondi
South Africa
Newmont Mining Corporation
Canada
SAB Miller plc
United Kingdom
Sasol Limited
South Africa
Xstrata plc
United Kingdom
The benchmark list of comparator companies is reviewed
on an annual basis to ensure that they remain appropriate.
In reviewing the participants the Remuneration and Human
Resources Committee considers:
•
global spread and complexity;
•
nature of business; and
•
size.
The peer group should also be large enough to create a
sufﬁcient benchmark to draw information and to not create any concerns from an antitrust legislative perspective.
{

ANNEXURE 1 – REMUNERATION POLICY continued
APPENDIX 2
For 2013, following on from the resignation of the Chief
Executive Ofﬁcer (CEO), Mark Cutifani, it was felt necessary to put in place retention measures to ensure that members
of the Executive Committee remained employed for at least
the ﬁrst 18 months after the CEO’s departure so as to ensure business continuity.
A share retention bonus scheme was implemented and
it comprises an LTIP element (60% included in their LTIP
allocations) and a cash element. The cash portion will equate to
40% of the Executive Committee member’s base pay (80% for
the Chief Financial Ofﬁcer), based on their January 2013 total base pay and delivered on the meeting of speciﬁc performance criteria at the end of August 2014.
The total LTIP awards to be granted to the Executive Committee for 2013 inclusive of both their standard LTIP allocation and their share retention portion are as follows:
•
Chief Financial Ofﬁcer:
200% of annual base salary
•
Executive Committee member:
200% of annual base salary
(Given the resignation of the CEO, Mr Mark Cutifani there is no
LTIP allocation for 2013. An LTIP allocation may, however, be required should an external candidate be appointed as CEO.)
2012 NOTICE OF ANNUAL GENERAL MEETING

}

IMPORTANT NOTES ABOUT
THE ANNUAL GENERAL MEETING
Date
Monday, 13 May 2013
Venue
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg,
South Africa.
Timing
The annual general meeting will start promptly at 11:00 (South
African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The map below indicates the location of 76 Jeppe Street.
Admission
Shareholders and others attending the annual general meeting are asked to register at the registration desk at the venue.
Shareholders and proxies are required to provide proof of
identity – see “IDENTIFICATION” on page 3 of this Notice of
Meeting.
Electronic participation
To participate in the annual general meeting by means of a
conference call facility – see “ELECTRONIC PARTICIPATION”
on page 4 of this Notice of Meeting.
Security
Secure parking is provided at the venue. Mobile telephones
should be switched off during the annual general meeting.
Enquiries and questions
Shareholders who intend to ask questions related to the
business of the annual general meeting or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.
Queries about the annual general meeting
If you have any queries about the annual general meeting,
please telephone any of the contact names listed on the inside back cover.
Share registrars
Computershare Investor Services Proprietary Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001,
South Africa (PO Box 61051, Marshalltown 2107, South Africa)
Computershare Investor Services PLC (DI Depositary)
The Pavilions, Bridgwater Road
Bristol BS13 8AE, England, United Kingdom
Computershare Investor Services (Jersey) Ltd
Queensway House, Hillgrove Street, St Helier,
Jersey JE1 1ES, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840), Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra, Ghana
www.anglogoldashanti.com
S
m
it Street
t
e
e
r
t
S
r
r
a
C
Jeppe Street
Bree Street
Wol
m
arans Street
Leyds Street
S
m
it Street
Q
uee
n
El
iza
beth
Brid
ge
M1
M2
Selby
Off-ra
m
p
Village
Tru
m
p
President Street
Market Street
Co
mm
issioner Street
Fox Street
Marshall Street
Anderson Street
Frederick Street
Kerk Street
Pritchard Street
Nte
mi Piliso
(W
es
t) S
t
Main Street - no through traffic
Dia
go
na
l Stre
et
Smit Street
Off-ramp
AngloGold
Ashanti
Turbine Square
Jan Smuts Ave.
Sauer Street
Simmonds Street
Ma
ndela
Brid
ge
Simmonds Street
Kort Street
Ferreira Street
Ntemi Piliso (West) St
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Miriam Makeba (Bezuidenhout) St
Sauer Street
Simm
onds St
reet
Selby/Rissik St
Off-ramp
AngloGold
Ashanti
visitors’ parking
P
N
AngloGold Ashanti Head Ofﬁce
{

NOTES
2012 NOTICE OF ANNUAL GENERAL MEETING

}

ADMINISTRATIVE INFORMATION
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes
ISIN:
ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS (South Africa) (Pty) Limited
Auditors:
Ernst & Young Inc.
Ofﬁces
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:                        +27 11 637 6000
Fax:                                 +27 11 637 6624
Australia
Level 13
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:                       +61 8 9425 4602
Fax:                                +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:                       +233 303 772190
Fax:                               +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone:                        +44 20 7499 3916
Fax:                                +44 20 7491 1989
E-mail:                              jane.kirton@corpserv.co.uk
DIRECTORS
Executive
M Cutifani (Chief Executive Ofﬁcer)
~
S Venkatakrishnan (Chief Financial Ofﬁcer)
* §
AM O’Neill (Executive Director: Business and
Technical Development)
~
Non-executive
TT Mboweni (Chairman)
^
FB Arisman
#
R Gasant
^
NP January-Bardill
^
MJ Kirkwood
*
WA Nairn
^
Prof LW Nkuhlu
^
F Ohene-Kena
±
SM Pityana
^
RJ Ruston
~
* British
# American
§ Indian
~ Australian
^ South African           ± Ghanaian
Ofﬁcers
Group General Counsel and Company Secretary
ME Sanz Perez
Investor relations contacts
South Africa
Fundisa Mgidi
Telephone:
+27 11 637 6763
Mobile:
+27 82 374 8820
E-mail:
fmgidi@anglogoldashanti.com
United Kingdom
Michael Bedford
Telephone:
+44 1225 93 8483
Mobile:
+44 779 497 7881
E-mail:
mbedford@anglogoldashanti.com
United States
Stewart Bailey
Telephone:
+1 212 858 7701
Mobile:
+1 646 338 4337
E-Mail:
sbailey@anglogoldashantina.com
Sabrina Brockman
Telephone:
+1 212 858 7702
Mobile:
+1 646 379 2555
E-mail:
sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti publishes important information about the company on the main page of its website www.anglogoldashanti.com under the “Investors” tab. This information is updated regularly. Investors are encouraged to regularly visit the website to access this information.
{

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 11, 2013
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:     Group General Counsel and Company
              Secretary